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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   __JANUARY 1, 2016__   AND ENDING   __DECEMBER 31, 2016__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **NELSON IVEST BROKERAGE SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 COUNTRY CLUB DRIVE
(No. and Street)

WINTER PARK	**FLORIDA**	**32789**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL J. GARRIS   **(407) 629-6477**
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)
Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **JOEL J. GARRIS** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **NELSON IVEST BROKERAGE SERVICES, INC.** _____ , as of _____ December _____ 31, __ 2016 __ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Pilm Kalley 3/1/17
_____ **PRESIDENT**
Public Notary   Title

> PILAR KALLEY
> Commission # FF 961355
> My Commission Expires
> **February 16, 2020**

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Nelson Ivest Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Nelson Ivest Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nelson Ivest Brokerage Services, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, P.A.

Maitland, Florida

March 1, 2017

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	377
Securities owned - marketable, at		
market value (cost $85,962)		115,225
Prepaid expenses		5,572
Receivables from brokers and dealers		333,840
	$	455,014

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	330,725
Settlement payable		18,750
Total liabilities		349,475
STOCKHOLDERS' EQUITY		
Common stock:		
Class A common stock, voting, $0.01 par value; 100		
shares authorized, 100 shares issued and outstanding		1
Class B common stock, non-voting, $0.01 par value; 9,900		
shares authorized, 9,900 shares issued and outstanding		99
Paid-in capital		50,838
Retained earnings		54,601
		105,539
	$	455,014

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. Certain trail commissions are estimated based on historical revenue information. As of December 31, 2016, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements. As of December 31, 2016, the Company's tax years for 2013 through 2016 are subject to examination by the Internal Revenue Service.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through March 1, 2017 which is the date the financial statements were available to be issued.

Note 2. Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. (NIPS), Nelson Finanical Planning, and Nelson Sales and Service Corporation (NSSC) for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

The Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations in the amount of $1,883,338.

The Company paid commissions to a stockholder in the amount of $861,859 in 2016. By virtue of an assignment agreement dated January 1, 2000, the commissions paid to the stockholder were assigned directly to the Company's sister corporations.

The Company entered into an Expense Sharing Agreement dated January 1, 2007 with a stockholder and its sister corporations. This agreement formulates the amount of the stockholder's trail commissions that is allocated to the sister corporations as reimbursement for operating expenses of the Company. The allocation is derived annually based on the operating expenses of the preceding year plus an inflationary increase. For 2016, 8.1% of the stockholder's trail commissions ($79,293) were allocated to the sister corporations.

Note 3. Marketable Securities

At December 31, 2016, the Company owned marketable securities with a market value of $115,225 and a cost of $85,962. Information with respect to these securities follows:

Market value of marketable securities	$ 115,225
Less: Cost of marketable securities	(85,962)
Unrealized gain on marketable securities	29,263
Less: Unrealized gain recognized in previous years	(28,458)
Current year unrealized gain	$ 805

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $81,798 which was $58,500 in excess of its required net capital of $23,298. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 4.27 to 1.

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 6.   Fair Value of Instruments

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 6.   Fair Value of Instruments (continued)

The Company's financial instruments are cash and cash equivalents, receivables from brokers and dealers, prepaid expenses, accounts payable and accrued expenses, and commissions payable. The recorded values of these instruments approximate their fair values based on their short-term nature. The recorded value of settlement payable approximates fair value based on remaining amounts to be paid under the settlement agreement. The recorded value of marketable securities as of December 31, 2016 is presented in the following table:

| | Marketable Securities | Fair Value Measurements at Reporting Date Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016	$ 115,225	$ 115,225	$ -	$ -

Note 7.   Settlement Payable

In September 2011, a former client filed a Statement of Claim against the Company. As a result of the mediation held on June 27, 2012 and subsequent satisfaction on July 19, 2012 by the charging party of certain requirements of such mediation, the Company agreed to a settlement resulting from an alleged breach of contract claim by the client in the amount of $133,000. Payments are to be made in quarterly installments. The following is a schedule by years of amounts due under the settlement agreement at December 31:

Year ending December 31,	
2017	$ 18,750
	$ 18,750

Note 8.   Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 9.   Prior Period Adjustment

During 2016, it was determined that receivables from brokers and dealers and commissions payable were understated at December 31, 2015. The receivables from brokers and dealers were understated in the amount of $102,239. The commissions payable were understated in the amount of $100,194. Adjustments related to these understatements resulted in an increase in beginning retained earnings in the amount of $2,045.

NELSON IVEST BROKERAGE SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Total equity from statement of financial condition		$	105,539
Deduct ownership equity not allowable for net capital			-
Total capital			105,539
Deductions and other charges			
Non-allowable assets			
Prepaid expenses			5,572
Advance to shareholders			885
Net capital before haircuts on securities positions			99,082
Haircuts			
Trading and investment securities			17,284
Net capital			81,798
Minimum net capital requirements			
6 2/3% of total aggregate indebtedness	$	23,298	
Minimum dollar net capital for this broker-dealer	$	5,000	
Minimum net capital requirement (greater of above two requirements)			23,298
Excess net capital		$	58,500
Total aggregate indebtedness		$	349,475
Ratio of aggregate indebtedness to net capital			4.27 to 1

NELSON IVEST BROKERAGE SERVICES, INC.

SCHEDULE II
RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AS FILED VS. FINANCIAL REPORT)
DECEMBER 31, 2016

Net capital (as filed)	$	80,981
Adjustments made subsequent to Focus report filing:		
Adjustment to commissions receivable		125,835
Adjustment to commissions payable		(124,133)
Net capital (financial report)	$	82,683